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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934
(Amendment No. 3)

Filed by the Registrant [   ]
Filed by a Party other than the Registrant [X]

Check the appropriate box:
[X]	Preliminary Proxy Statement
[ ]	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]	Definitive Proxy Statement
[ ]	Definitive Additional Materials
[ ]	Soliciting Material Pursuant to §240.14a-12

New Frontier Media, Inc.

(Name of Registrant as Specified In Its Charter)

Edward J. Bonn

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[X]	No fee required.
[ ]	Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.
	1)	Title of each class of securities to which transaction applies:

	2)	Aggregate number of securities to which transaction applies:

	3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

	4)	Proposed maximum aggregate value of transaction:

	5)	Total fee paid:

[ ]	Fee paid previously with preliminary materials.
[ ]	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	1)	Amount Previously Paid:

	2)	Form, Schedule or Registration Statement No.:

	3)	Filing Party:

	4)	Date Filed:

SUBJECT TO COMPLETION, DATED JUNE 27, 2002

EDWARD J. BONN

15303 Ventura Boulevard, Suite 1070
Sherman Oaks, California 91403

[        ], 2002

To the Shareholders of New Frontier Media, Inc.:

     Over the past five years your investment in the common stock of New Frontier Media, Inc. has lost approximately 62% of its market value, as calculated based upon New Frontier’s stock price performance between March 31, 1997 and March 31, 2002. I believe that current management must be held accountable for this dismal performance.

     As the largest shareholder of New Frontier, I ask for your support and vote in person or by gold proxy card FOR my slate of director-nominees for election to the board of directors of New Frontier Media, Inc.

     The following performance graph is based on data included in New Frontier’s preliminary proxy statement for its 2002 annual meeting of shareholders. It tracks, on a cumulative basis, the yearly percentage change, assuming reinvestment of all dividends, during the five-year period beginning March 31, 1997, in the total shareholder return of New Frontier’s common stock, as compared to the Standard & Poor’s SmallCap 600 Index and a “peer group” index consisting of Playboy Enterprises, Inc. (NYSE: PLA) and Private Media Group, Inc. (Nasdaq: PRVT). Both the S&P SmallCap 600 Index and the companies included in the “peer group” index were selected by New Frontier’s management. As of May 31, 2002, the S&P SmallCap 600 Index included companies with an average market capitalization of approximately $651 million, with the largest company having a market capitalization of approximately $2.948 billion and the smallest company having a market capitalization of approximately $60 million. According to New Frontier’s preliminary proxy statement, the “peer group” index is weighted by the relative market capitalizations of Playboy and Private Media Group. The performance graph assumes that $100 had been invested in each of New Frontier, the S&P SmallCap 600 Index and the two member “peer group” index on March 31, 1997.

	NEW FRONTIER	S&P 600 INDEX	PEER GROUP INDEX

1997	100.00	100.00	100.00
1998	65.00	147.68	113.82
1999	86.25	119.42	146.34
2000	232.50	156.08	174.57
2001	58.44	154.08	98.85
2002	38.20	187.93	122.98

     I believe that New Frontier’s current management team has failed to deliver on the value of the common stock of New Frontier and that you must hold them accountable for the decline in the company’s market capitalization that has occurred under their watch. As the largest shareholder of New Frontier, my interests are aligned with yours — to maximize shareholder value.

     To provide what I believe is the right leadership for the future of New Frontier, I have worked with my advisors to assemble a slate of director-nominees comprised of people who have experience in the financing, management and governance of large corporations. I believe that accountability starts at the top and that a new and better qualified board of directors will enhance shareholder value and take action to recruit and retain a new executive management team to lead New Frontier. As I have previously announced, I will not be serving as Chief Executive Officer or Chairman of the Board of New Frontier if my nominees are elected. I encourage you to review the qualifications of the director-nominees I am proposing and to compare their qualifications and experience against the qualifications and experience of the nominees proposed by the executive committee of New Frontier’s current board of directors.

     YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF SHARES YOU OWN. PLEASE READ THE ATTACHED PROXY STATEMENT CAREFULLY, COMPLETE, SIGN AND DATE THE ENCLOSED GOLD PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE AS PROMPTLY AS POSSIBLE. IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN VOTING YOUR SHARES, PLEASE CALL MACKENZIE PARTNERS, INC. AT (800) 322-2885.

Sincerely,

EDWARD J. BONN

     This proxy statement is dated [                 ], 2002 and is first being mailed to shareholders of New Frontier on or about [                 ], 2002.

PROXY STATEMENT OF

EDWARD J. BONN

ANNUAL MEETING OF SHAREHOLDERS

to be held on August 20, 2002

       This proxy statement and the enclosed gold proxy card are being furnished to you, the shareholders of New Frontier Media, Inc., a Colorado corporation, in connection with the solicitation of proxies by Edward J. Bonn for use at the annual meeting of shareholders of New Frontier to be held at 10:00 a.m., Mountain Standard Time on August 20, 2002, at the Boulder Marriott, 2660 Canyon Boulevard, Boulder, Colorado 80302, and at any adjournments, postponements or reschedulings of the meeting.

      I seek your support to take the following actions at the annual meeting:

(1) to elect John B. Burns III, Carlton R. Jennings, Gerard A. Maglio, Stephen Peary, Jerry Rubinstein, Bernard Stolar and me to the board of directors of New Frontier, each to serve until the 2003 annual meeting of shareholders of New Frontier and until their respective successors are duly elected; and

(2) to transact any other business that is properly brought before the annual meeting.

      For information concerning my director-nominees and the other persons who are participants in my solicitation of proxies, please see “The Election of Directors — Information About My Nominees” and Annex A.

      A proxy may be given by any person who held shares of New Frontier common stock at the close of business on July 9, 2002, the record date set by New Frontier for the annual meeting. Your vote at the annual meeting is important. Please vote your shares of common stock by completing the enclosed gold proxy card and returning it in the enclosed postage-paid envelope.

      Your latest-dated proxy is the only one that counts, so you may return the gold proxy card even if you have already delivered another proxy card. I urge you NOT to return any proxy sent to you by New Frontier or its existing board of directors. If you have any questions concerning this proxy statement or need help voting your shares, please call MacKenzie Partners, Inc. at (800) 322-2885.

WHY I BELIEVE IT IS TIME TO CHANGE THE

BOARD OF DIRECTORS AND EXECUTIVE MANAGEMENT OF NEW FRONTIER

      Five of the director-nominees proposed by the executive committee of the board of directors of New Frontier are incumbent directors of the company. I believe that it is time to change the board of directors and executive management at New Frontier. The reasons for my belief include the following:

Under the watch of New Frontier’s current executive management team, the value of New Frontier’s common stock has plummeted.

      As shown in the preliminary proxy statement filed by New Frontier’s management on June 13, 2002, an investment of $100 in New Frontier common stock on March 31, 1997 would have been worth just $38.20 on March 31, 2002. Relative to Playboy Enterprises, Inc. (NYSE: PLA) and Private Media Group, Inc. (Nasdaq: PRVT) — companies in industries closely related to New Frontier and the only two companies chosen by New Frontier’s management in its “peer index” for purposes of preparing the performance graph included in its proxy statement for the 2002 annual meeting — an investment in New Frontier’s common stock has under-performed by approximately 73% and 385%, respectively, during that five-year period. We calculated these percentages by determining the stock price performance for each of Playboy and Private Media Group over the period from March 31, 1997 until March 31, 2002 and comparing their respective stock price performances to New Frontier’s stock price performance over the same period. Using the same methodology, as compared to the Standard & Poor’s SmallCap 600 Index — which is the equity market index selected by New Frontier’s management for purposes of preparing its performance graph — an investment in New Frontier common stock has under-performed by approximately 143% during the same period.

New Frontier has failed to attain the financial forecasts made by its executive management team.

      New Frontier’s current executive management team has demonstrated an inability to achieve their own financial forecasts. This has resulted in repeated announcements by management lowering previously announced revenue guidance, or reporting financial results lower than previously forecasted levels. For example, an article published in The Denver Post on August 13, 2000 reports that Mark Kreloff, New Frontier’s Chief Executive Officer, projected that the company’s revenues for the fiscal year ended March 31, 2001 would reach $75 million, and that profit for that year would be $15 million.* New Frontier’s actual revenue and profit for fiscal 2001, as reported in a press release issued by the company on June 4, 2001, were $61 million and $8 million, respectively. In addition, New Frontier has revised its revenue guidance for the fiscal year ended March 31, 2002 downward on two occasions. In its February 12, 2001 press release, the company estimated it would have net revenue of $69 to $75 million for fiscal 2002. In a press release issued November 7, 2001, the company lowered this revenue guidance to $58 to $60 million and in a February 13, 2002 press release, the company further lowered its revenue guidance to $53 to $55 million. On June 18, 2002, New Frontier reported fiscal 2002 net revenue of $52.4 million.

I believe that the director-nominees proposed by New Frontier’s executive committee lack the relevant business experience to manage New Frontier.

      I believe that the director-nominees proposed by the executive committee of the board of directors of New Frontier do not have the relevant business experience, including experience managing a public company, to restore investor confidence in New Frontier and effectively implement a strategy to enhance the value of an investment in its common stock. Of the nominees proposed by New Frontier’s executive committee, based upon the biographical information included in New Frontier’s preliminary proxy statement filed on June 13, 2002, only Hiram J. Woo and Dr. Skender Fani have prior experience managing or serving as a director of a public company. By comparison, six of the seven members of my proposed slate of director-nominees has experience managing or serving as a director of a public company (other than New Frontier). Several of my nominees also have experience serving as senior executives of such companies, including divisions of such companies that are relevant to New Frontier’s lines of business — satellite and cable distribution and Internet distribution.

      Of course, no assurance can be given that electing my slate of director-nominees or replacing New Frontier’s current executive management team will increase the value of an investment in New Frontier common stock or produce other desirable results.

• • • •

*	“Adult-program provider revenue up 59 percent” by Daisy Whitney, published in The Denver Post on August 13, 2000. The publisher has not consented to the use of this article.

THE ELECTION OF DIRECTORS

      The board of directors of New Frontier currently consists of one class of seven directors. Those shareholders of New Frontier who are present at the annual meeting, in person or by proxy, will be entitled to elect directors to fill all seven vacancies on the board of directors to serve until the 2003 annual meeting of shareholders of New Frontier and until his or her successor is elected and qualified.

      I believe that my director-nominees are highly qualified, based on their business and professional experience as summarized below, to serve as directors of New Frontier. If my nominees are elected, I will not serve as Chief Executive Officer or Chairman of the new board of directors. I believe that there are better qualified people to assume these roles and that I can best serve the shareholders’ interests by continuing to monitor New Frontier’s performance as a major shareholder and board member not involved in the day to day operations of the company.

Information About My Nominees

      Each of my director-nominees has furnished the information about him that is provided in this proxy statement. Additional disclosure regarding my director-nominees and the other participants in my solicitation can be found on Annex A to this proxy statement. I have provided written notice to New Frontier of my intent to nominate my director-nominees at the 2002 annual meeting, and I intend to deliver a proxy statement and form of proxy to holders of at least the percentage of New Frontier’s voting shares required under applicable law to elect my director-nominees. Each of my director-nominees has consented to serve as a director of New Frontier if elected and to be named in this proxy statement and in my other soliciting materials as my director-nominee.

      Edward J. Bonn, age 51. I have been a director of New Frontier since October 1999 when New Frontier acquired Interactive Gallery, Inc., Interactive Telecom Network and Card Transactions, Inc. I served as Chairman of the Board of New Frontier’s Interactive Telecom Network, Inc. subsidiary from October 1999 until May 28, 2002, when the current management of New Frontier purported to terminate my employment relationship and service as a director of this subsidiary. I also served as President of New Frontier from August 2000 until June 2001. I am the founder of Interactive Gallery, and the founder and former Chief Executive Officer of Interactive Telecom Network and Card Transactions. Prior to that, I was Chairman of the Board of Independent Entertainment Group, a California-based, publicly traded service bureau and information provider. I was also a founder and President of ICOM Group, Inc., an audio text service bureau that specialized in automated credit card processing and fraud control procedures, and am the founder and President of Response Telemedia, Inc., a privately held company offering a variety of 800/900 information and entertainment. I attended the University of Oregon with a focus in International Studies and attended business and accounting classes at the University of California at Los Angeles. My principal business address is 15303 Ventura Boulevard, Suite 1070, Sherman Oaks, California 91403.

      John B. Burns III, age 58. Since May 1995, Mr. Burns has served as the President and Chief Executive Officer of The Burns Group, Inc., an executive consulting firm specializing in cable networks and interactive services. In addition, from April 1999 to April 2002, Mr. Burns served as the President of Distribution at the ABC Family Channel (formerly the Fox Family Channel), a cable television network, where he was responsible for affiliate sales and marketing efforts. Previously, from 1992 to 1995, Mr. Burns was an executive, serving first as Executive Vice President, Sales and Marketing and later as President, of StarSight Telecast, Inc., providers of an interactive on-screen television navigation system. From 1981 to 1992, Mr. Burns worked with Viacom’s Showtime Networks, where he held numerous marketing and sales positions, last serving as Senior Vice President, Affiliate Sales and Marketing. He holds a Bachelor of Arts degree in History from Guilford College and a law degree from the University of North Carolina, Chapel Hill. Mr. Burns’ principal business address is 145 South Camden Drive, Beverly Hills, California 90212.

      Carlton R. Jennings, age 49. Since June 2001, Mr. Jennings has served as Chief Executive Officer of Quadrant Australia, a publicly traded Australian-based telecommunications company. From November 2000 to May 2001, Mr. Jennings served as a director of Bareena Holdings, a private investment company. From June 1998 to May 2000, he was the Chief Executive Officer of Iridium South Pacific, an Asian-Pacific satellite and multi-protocol wireless roaming telecommunications operation. Prior to that, he served as a director of Iridium LLC, a global satellite and communications company, from January 1997 to June 1998. Mr. Jennings currently serves on the boards of directors of Quadrant Australia, Bareena Holdings and Iridium Holdings. Mr. Jennings holds a Bachelor of Science degree from the U.S. Naval Academy, a Master of Arts degree for International Relations from Georgetown University and Catholic University and a Master of Arts degree for International Public Policy from Johns Hopkins University. Mr. Jennings’ principal business address is 3601 East Garden Avenue, Greenwood Village, Colorado 80121.

      Gerard A. Maglio, age 55. For the past 11 years, Mr. Maglio has served as President of Maglio & Associates, Inc., a consulting and entrepreneurial venture firm with primary involvement in multi-channel television distribution and telecommunications technologies. The firm provides strategic programming and competitive analysis, strategy formulation, new business development and marketing expertise to its clients. Previously, Mr. Maglio served as Chief Marketing Officer for three cable companies—American Television & Communications, Daniels & Associates and United Artists Cable—and was the founding President of Rainbow Programming Services. He also served as President of the residential division of Digital Music Express, Inc. Mr. Maglio holds a Bachelor of Arts degree in Economics from the University of Notre Dame, and a Master’s degree in Business Administration from Columbia University. Mr. Maglio’s principal business address is 280 Detroit Street, Suite 200, Denver, Colorado 80206.

      Stephen Peary, age 53. Mr. Peary is currently a director and the Chief Executive Officer of ThirdOrbit Insurance Solutions, an e-commerce property and liability insurance company, and has served in such role since his founding of the company in November 2000. From November 1997 to March 2000, Mr. Peary served as the managing director of Liverpool & London Steamship Protection and Indemnity Association, a mutual marine insurance company. From September 1987 to October 1997, he was a Senior Vice President of PLM International, a publicly traded transportation equipment leasing company. Mr. Peary received a Bachelor of Arts degree in Economics from the University of Illinois at Urbana-Champaign, a law degree from Georgetown University Law Center and an LLM degree in Taxation from Boston University. Mr. Peary’s principal business address is 268 Princeton Avenue, Mill Valley, California 94941.

      Jerry Rubinstein, age 63. Mr. Rubinstein founded Music Imaging & Media Inc., a background and foreground music service, in 2002, and currently serves as its Chairman of the Board. From 2000 to 2002, Mr. Rubinstein served as the Chairman of the Board of Musicplex, Inc., an Internet music provider that he founded. He also founded XTRA Music Ltd., a distributor of digital music throughout Europe, the Middle East and the former Soviet Union, in 1997 and served as its Chief Executive Officer and Chairman of the Board until its sale to DMX/Liberty Digital in 2000. Mr. Rubinstein founded Digital Music Express, Inc. in 1986 and served as its Chairman of the Board and Chief Executive Officer prior to its sale to TCI in 1997. He currently serves on the board of directors of U.S. Global Investors, Inc., a publicly traded investment advisory and management firm. Mr. Rubinstein is a certified public accountant and holds a Bachelor of Arts degree from the University of California at Los Angeles and a law degree from the Loyola Law School. Mr. Rubinstein’s principal business address is 700 Park Lane, Santa Barbara, California 93108.

      Bernard Stolar, age 55. Mr. Stolar has served as President and Chief Operating Officer of BAM! Entertainment since January 2002. Previously, he served as the President of Mattel Interactive from January 2000 to December 2000, overseeing its reorganization and eventual sale. From July 1996 to September 1999, he served as President and Chief Operating Officer of Sega of America. From May 1994 to July 1996, he served as Executive Vice President of Sony Computer Entertainment of America and was part of the team that launched the Sony PlayStation. Mr. Stolar currently serves on the board of directors of Intrinsic Graphics, a privately-held company. Mr. Stolar’s principal business address is 333 West Santa Clara Street, Suite 716, San Jose, California 95113.

      I have no reason to believe that any of my director-nominees will be disqualified or unwilling or unable to serve if elected. I reserve the right to nominate substitute persons if New Frontier makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any of my director-nominees. In addition, if any additional directorships are to be voted upon at the annual meeting, I reserve the right to nominate additional persons to fill the added positions.

Vote Required

      Directors are elected by a plurality of the votes present in person or represented by proxy and entitled to vote at the meeting assuming a quorum is present. For a quorum to exist, shareholders representing one-third of the votes eligible to be cast must be present in person or represented by proxy at the annual meeting.

My Recommendation

      I URGE YOU TO VOTE “FOR” THE ELECTION OF EACH OF MY NOMINEES ON THE ENCLOSED GOLD PROXY CARD.

OTHER MATTERS TO BE VOTED UPON

      New Frontier’s preliminary proxy statement for the 2002 annual meeting discloses that, in addition to electing directors, shareholders will be asked at the annual meeting to vote upon the ratification of the appointment of Grant Thornton LLP as New Frontier’s independent auditors. I have no objection to this proposal, and you can use the enclosed gold proxy card to vote for this proposal. I am not aware of any other proposals to be brought before the annual meeting. However, if any other proposals should be brought before the annual meeting, the person named as proxy on the enclosed gold proxy card will vote on such matters in his discretion.

GENERAL INFORMATION ABOUT VOTING

How do I vote in person?

      If you own New Frontier common stock on the record date, July 9, 2002, you may attend the annual meeting and vote in person. If you are not the record holder of your shares, please refer to the discussion following the question “What if I am not the record holder of my shares?”

What if I am not the record holder of my shares?

      If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your shares. You may have received either a blank, executed proxy card from the record holder (which you can complete and return directly following the instructions below) or an instruction card (which you can complete and return to your bank or broker to direct its voting of your shares). If your bank or broker has not sent you either a blank, executed proxy card or an instruction card, you may contact the record holder directly to provide it with instructions. If you need assistance, please contact my solicitor, MacKenzie Partners, by telephone at (800) 322-2885.

      If you do not have record ownership of your shares and want to vote in person at the annual meeting, you may obtain a document called a “legal proxy” from the record holder of your shares and bring it to the annual meeting. If you need assistance, please contact my solicitor, MacKenzie Partners, by telephone at (800) 322-2885.

How do I vote by proxy?

      To vote by proxy, you should complete, sign and date the enclosed gold proxy card and return it promptly in the enclosed postage-paid envelope.

      To be able to vote your shares in accordance with your instructions at the annual meeting, your proxy must be delivered as soon as possible and in any event before the underlying shares are voted at the meeting. You may vote your shares without submitting a gold proxy card if you vote in person or submit a proxy to the secretary of New Frontier.

What should I do if I receive a white proxy card?

      Proxies on the white proxy card are being solicited by the current executive committee of the board of directors of New Frontier. If you submit a proxy by signing and returning the enclosed gold proxy card, do not sign or return the white proxy card or follow any voting instructions provided by New Frontier unless you intend to change your vote, because only your latest-dated proxy will be counted.

      If you have already sent a white proxy card to New Frontier, you may revoke it and provide your support to my director-nominees by signing, dating and returning the enclosed gold proxy card.

What if I want to revoke my proxy?

      If you give a proxy, you may revoke it at any time before it is voted on your behalf. You may do so in three ways:

•	By delivering a later-dated proxy to either MacKenzie Partners or the secretary of New Frontier; or

•	By delivering a written notice of revocation to either MacKenzie Partners or the secretary of New Frontier; or

•	By voting in person at the annual meeting.

      If you choose to revoke a proxy by giving written notice or a later-dated proxy to the secretary of New Frontier, I would appreciate if you would assist me in representing the interests of shareholders on an informed basis by sending me a copy of your revocation or proxy or by calling MacKenzie Partners at (800) 322-2885. If you choose to revoke a proxy by giving written notice or a later-dated proxy to MacKenzie Partners, it will deliver your notice or proxy to the secretary of New Frontier. Remember, your latest-dated proxy is the only one that counts.

If I plan to attend the annual meeting, should I still submit a proxy?

      Whether you plan to attend the annual meeting or not, I urge you to submit a proxy. Returning the enclosed gold proxy card will not affect your right to attend the annual meeting and vote.

Who can vote?

      You are eligible to vote or to execute a proxy only if you own New Frontier common stock on the record date for the annual meeting, which is July 9, 2002. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the annual meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares.

How many votes do I have?

      With respect to each matter to be considered at the annual meeting, each shareholder that is not a subsidiary of New Frontier will have one vote for each share of New Frontier common stock held on the record date. Based on documents publicly filed by New Frontier, I believe New Frontier has no outstanding voting securities other than its common stock.

How will my shares be voted?

      If you give a proxy on the accompanying gold proxy card, your shares will be voted as you direct. If you submit a gold proxy card without instructions, the proxy holder will vote your shares in accordance with his independent business judgment. Unless you check the “WITHHOLD” box, submitting a gold proxy card will generally entitle the proxy holder to vote your shares in accordance with his discretion on matters not described in this proxy statement that may arise at the annual meeting. Applicable Securities and Exchange Commission rules permit the proxy holder to vote in his discretion on any matters which I do not know are to be presented at the annual meeting, other than any matters as to which the rules promulgated by the Securities and Exchange Commission or any applicable state law do not permit discretionary voting, such as the election of any person to any office for which a bona fide nominee is not named in this proxy statement. For example, if you do not check the “WITHHOLD” box, the proxy holder will have discretionary authority to vote for any substitute director-nominees that I may nominate.

      Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date by the person who submitted the proxy.

Who will vote my shares at the annual meeting?

      If you provide a proxy on the accompanying gold proxy card, Peter Koclanes, an attorney with the law firm of Netzorg McKeever Koclanes & Bernhardt LLC, will hold your proxy and will vote your shares at the annual meeting as directed in the proxy card you provide. Mr. Koclanes is not affiliated with me and has no agreement, arrangement or understanding with me regarding the acquisition or voting of New Frontier securities, except that I have entered into an agreement with Mr. Koclanes’ law firm pursuant to which I have engaged Mr. Koclanes to serve as proxy holder. Pursuant to this agreement, I have agreed to compensate his law firm at its reasonable and customary hourly rates for time spent in connection with this engagement, and to indemnify the firm and its members, attorneys and staff against liabilities arising from the performance of their duties under the engagement agreement. The firm has agreed that its only duties are to the grantors of the proxies given to Mr. Koclanes, and not to me. Accordingly, neither I, any of my director-nominees or any of my affiliates will be able to cause Mr. Koclanes to vote your shares in any particular manner as to any matter as to which Mr. Koclanes may have discretionary authority. Nevertheless, because I will compensate Mr. Koclanes’ law firm on an hourly basis for time spent in connection with this engagement, including time spent by Mr. Koclanes in serving as proxy holder, Mr. Koclanes has a potential conflict of interest in serving as proxy holder.

What is a quorum and why is it necessary?

      Conducting business at the annual meeting requires a quorum. For a quorum to exist, shareholders representing one-third of the votes eligible to be cast must be present in person or represented by proxy. Under the Colorado Business Corporation Act, New Frontier’s articles of incorporation and New Frontier’s bylaws, abstentions and broker non-votes (when your shares are held in “street name,” and you do not tell the broker or nominee how to vote your shares) are treated as present for purposes of determining whether a quorum exists.

What vote is required to approve each proposal and how will votes be counted?

      If a quorum is present, new directors will be elected by a plurality of the votes cast. This means that the seven director-nominees receiving the highest number of votes will be elected as directors. Accordingly, abstentions and broker non-votes do not have the effect of a vote against the election of any director-nominees. Brokers will not have discretion to vote shares held in street name without instructions from the beneficial owner of the shares with respect to the proposals under this proxy statement at the annual meeting. You do not have the right to cumulate your votes.

      Each proposal other than the election of directors will be adopted if a majority of the shares represented at the meeting and entitled to vote on the proposal are voted in its favor. Accordingly, abstentions on each such proposal will have the same effect as a vote against the proposal. Broker non-votes will not have the effect of a vote for or against any such proposal.

How can I receive more information?

      If you have any questions about giving your proxy or about my solicitation, or if you require assistance, please call MacKenzie Partners at (800) 322-2885.

PROXY SOLICITATION AND EXPENSES

      I am soliciting your proxy through this proxy statement. My director-nominees and I may solicit proxies in person and by mail, press release, advertisements in newspapers, magazines and/or trade publications, telephone, facsimile, telegraph, electronic mail, Internet, publication, television, radio and newspapers. No person identified above has or will receive compensation for soliciting proxies.

      I will ask banks, brokers, custodians, nominees, other institutional holders and other fiduciaries to forward all soliciting materials to the beneficial owners of the shares that those institutions hold of record. I will reimburse those institutions for reasonable expenses that they incur in connection with forwarding my materials.

      I have retained MacKenzie Partners to solicit proxies on my behalf in connection with the annual meeting. MacKenzie Partners may solicit proxies from individuals, banks, brokers, custodians, nominees, other institutional holders and other fiduciaries and will employ approximately 25 people in its efforts. I have agreed to reimburse MacKenzie Partners for its reasonable expenses and to pay it fees not to exceed $50,000.

      Acclaim Financial Group Venture I LLC, my strategic advisor, may solicit proxies from individuals, banks, brokers, custodians, nominees and other institutional holders and other fiduciaries and will employ less than five people in its efforts. I have paid Acclaim an initial retainer fee of $20,000, and have agreed to pay Acclaim a monthly retainer fee of $5,000 per month, commencing May 15, 2002, to reimburse Acclaim for its reasonable expenses, and to indemnify it against certain losses, costs and expenses. I have also granted Acclaim options to purchase, at any time until February 11, 2005, an aggregate of up to 350,000 shares of New Frontier common stock beneficially owned by me. 300,000 of the shares subject to the options may be acquired by Acclaim at an exercise price of $1.89 per share, and 50,000 of the shares may be acquired at an exercise price of $.01 per share. Based on the closing price of a share of New Frontier common stock on March 21, 2002, the date of my agreement with Acclaim, the potential realizable value of the options, based on assumed annual growth rates of stock price appreciation of 0%, 5% and 10% over the option term, is approximately $97,500, $199,500 and $315,000, respectively. Actual gains, if any, on stock option exercises are dependent upon a number of factors, including the future performance of New Frontier’s common stock and the timing of any option exercises. The term of the agreement between me and Acclaim expires on March 21, 2003, but can be terminated earlier by either of us upon 30 days’ written notice to the other.

      MacKenzie Partners and Acclaim Financial Group Venture I LLC may solicit proxies in person and by mail, press release, advertisements in newspapers, magazines and/or trade publications, telephone, facsimile, telegraph, electronic mail, Internet publication, television, radio and newspapers.

      The entire expense of my proxy solicitation is being borne by me, except that Acclaim has agreed to pay any legal fees of my legal counsel, Brobeck, Phleger & Harrison LLP, in excess of $75,000, up to a maximum of an additional $100,000, in addition to its reasonable out-of-pocket expenses. I may, particularly if my director-nominees are elected to New Frontier’s board of directors, seek reimbursement of my expenses from New Frontier. I do not intend to seek shareholder approval of that reimbursement.

      In addition to the costs related to the engagement of MacKenzie Partners, costs related to my solicitation of proxies include expenditures for printing, postage, legal services and other related items. Total costs, including payments to MacKenzie Partners, Acclaim Financial Group Venture I LLC and other expenditures, are expected to be approximately $500,000. Total payment of costs to date in furtherance of my proxy solicitation is approximately $200,000. These amounts do not include the potential value of the options I have granted to Acclaim, which are described above.

INFORMATION ABOUT ME AND

OTHER PARTICIPANTS IN MY SOLICITATION OF PROXIES

      My director-nominees and I are participants in this solicitation of proxies for the annual meeting within the meaning of the federal securities laws. Information related to the participants, including their beneficial ownership of New Frontier common stock, is set forth on Annex A to this proxy statement and is incorporated into this proxy statement by reference. Except as set forth on Annex A, none of the participants is party to any commercial dealing with New Frontier or its subsidiaries that is required to be discussed in this proxy statement by the federal securities laws. Information in this proxy statement about each participant was provided by that participant.

INFORMATION ABOUT NEW FRONTIER

      Based upon New Frontier’s quarterly report on Form 10-Q for the quarter ended December 31, 2001, the mailing address of the principal executive offices of New Frontier is 7007 Winchester Circle, Suite 200, Boulder, Colorado 80301.

      Annex B sets forth information obtained from New Frontier’s public filings related to the beneficial ownership of New Frontier’s common stock and is incorporated in this proxy statement by reference.

      The information concerning New Frontier has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information, and I have not independently verified the content of these filings or other information.

SHAREHOLDER PROPOSALS

      According to the preliminary proxy statement of the executive committee of the board of directors of New Frontier for the 2002 annual meeting of shareholders, all shareholder proposals which are intended to be presented at the 2003 annual meeting of shareholders of New Frontier must be received by New Frontier no later than March 1, 2003, for inclusion in New Frontier’s proxy statement and form of proxy relating to the meeting.

      It is important that your proxy be returned promptly and that your shares be represented. You are urged to sign, date and promptly return the enclosed gold proxy card in the enclosed postage-paid envelope in accordance with the specific instructions set forth on the proxy card.

ANNEX A

INFORMATION ABOUT ME AND

OTHER PARTICIPANTS IN MY SOLICITATION OF PROXIES

      I, Edward J. Bonn, and my director-nominees are participants in the solicitation of proxies in support of the election of my directors-nominees to the New Frontier board of directors. My directors-nominees are John B. Burns III, Carlton R. Jennings, Gerard A. Maglio, Stephen Peary, Jerry Rubinstein, Bernard Stolar and me. I control the following entities that hold shares of New Frontier common stock: (1) Response Telemedia, Inc., a California corporation; and (2) BEF, LLC, a Delaware limited liability company.

      Response Telemedia, Inc., a provider of automated information and entertainment services via telephone, is a California corporation controlled by me. I serve as the President of Response Telemedia. The principal business address for me and Response Telemedia is 15303 Ventura Boulevard, Suite 1070, Sherman Oaks, California 91403.

      BEF, LLC is a Delaware limited liability company whose principal purpose is to hold and manage investments for the benefit of members of my family. I am the sole manager of BEF. The members of BEF are the EJB Trust, which holds a 70% membership interest in BEF, and the Palmer Family Trust, which holds the remaining membership interest in BEF. Two of my children and myself are beneficiaries of the EJB Trust and five of my children are beneficiaries of the Palmer Trust. The principal business address of BEF and the EJB Trust is 141 Duesenberg Drive, Suite 15A, Westlake Village, California 91362. The principal business address of the Palmer Trust is c/o Fiduciary Trust Company, P.O. Box 1062, One Capital Place, George Town, Grand Cayman.

Occupations

      The present principal occupation or employment of each of my director-nominees is described in the proxy statement under “The Election of Directors — Information About My Nominees.”

SECURITY OWNERSHIP

      The participants and their associates may be deemed to have beneficial ownership of New Frontier common stock as set forth below. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after May 31, 2002, are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percentage ownership of any other person. The number and percentage of shares beneficially owned are based on the aggregate of 21,314,970 shares of common stock outstanding as of April 4, 2002 as reported in a shareholder list provided to me by New Frontier.

      Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting or investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Unless previously disclosed, the principal address of each of the shareholders is provided below.

	Shares	Percentage
	Beneficially	Beneficially
Name of Beneficial Owner	Owned	Owned

Edward J. Bonn(1)(2)(3)(4)	4,073,473	19.2%
Response Telemedia, Inc.(2)	620,500	2.9%
BEF, LLC(3)	3,375,000	15.9%
Acclaim Financial Group Venture I LLC(4)	350,000	1.6%
74-Highway 111, Suite 103, Indian Wells, California 92211
John B. Burns III	—	—
145 S. Camden Drive, Beverly Hills, California 90212
Carlton R. Jennings	—	—
3601 East Garden Avenue, Greenwood Village, Colorado 80121
Gerard A. Maglio	—	—
280 Detroit Street, Suite 200, Denver, Colorado 80206
Stephen Peary	1,000	*
268 Princeton Avenue, Mill Valley, California 94941
Jerry Rubinstein	—	—
700 Park Lane, Santa Barbara, California 93108
Bernard Stolar	—	—
333 West Santa Clara Street, Suite 716, San Jose, California 95113

*	Represents beneficial ownership of less than one percent.

(1)	Includes (a) 25,000 shares subject to currently exercisable and vested stock options, (b) 620,500 shares held by Response Telemedia, (c) 3,375,000 shares held by BEF and (d) 350,000 shares subject to options granted by me to Acclaim Financial Group Venture I LLC.

(2)	I control and am the President of Response Telemedia.

(3)	I control and am the sole manager of BEF. The members of BEF are the EJB Trust and the Palmer Trust. Both trusts are for the benefit of my heirs and myself.

(4)	I have engaged Acclaim Financial Group Venture I LLC to provide strategic advisory services to me in connection with my equity ownership in New Frontier, pursuant to a letter agreement dated March 21, 2002. Please see “Proxy Solicitation and Expenses” in the proxy statement for a more complete description of my agreement with Acclaim.

      No participant and no associate of any participant beneficially owns any securities of New Frontier other than common stock (and the accompanying rights under the stockholder rights plan) and the options described above. No participant beneficially owns any securities of any parent or subsidiary of New Frontier. No participant has record but not beneficial ownership with respect to any securities of New Frontier.

Transactions in New Frontier Securities

      Other than the transactions described below, no participant has purchased or sold any securities of New Frontier in the past two years.

      On October 27, 1999, I acquired 4,189,157 shares of New Frontier’s common stock in connection with my sale of all of my capital stock in Interactive Gallery, Inc. and Interactive Telecom Network, Inc. and 90% of my capital stock in Card Transactions, Inc. to New Frontier — I refer to this transaction as the acquisition. I then contributed, on the same date, 3,375,000 shares of common stock I acquired to BEF to hold and manage such shares for investment purposes for the benefit of members of my family.

      On November 23, 1999, I contributed 613,900 shares of New Frontier common stock that I received in connection with the acquisition to Response Telemedia. An additional 263,100 shares of New Frontier common stock were contributed to Response Telemedia on that date by another shareholder of Response Telemedia.

      On December 17, 1999, Response Telemedia adopted a phantom stock plan, pursuant to which the 877,000 shares of common stock owned by Response Telemedia may be awarded to key employees and consultants of Response Telemedia. As of January 1, 2002, awards representing an aggregate of 256,500 shares of New Frontier common stock have been vested and/or delivered pursuant to the phantom stock plan.

      On January 7, 2000, New Frontier granted me a stock option to acquire up to 25,000 shares of its common stock for an exercise price of $5.00 per share. This option is fully vested and currently exercisable.

      On April 14, 2000, I contributed 147,284 shares of New Frontier common stock to New Frontier in connection with a settlement by New Frontier of a dispute with the Nasdaq Small Cap Market.

      On December 5, 2000, New Frontier granted me a stock option to acquire up to 200,000 shares of its common stock for an exercise price of $2.20 per share. Prior to exercise, I voluntarily returned this option to New Frontier on June 25, 2001.

      On March 21, 2002, I engaged Acclaim Financial Group Venture I LLC to provide strategic advisory services to me in connection with my equity ownership in New Frontier, pursuant to a letter agreement dated March 21, 2002. In connection with this engagement, I granted Acclaim options to purchase an aggregate of 350,000 shares of New Frontier common stock beneficially owned by me. Please see “Proxy Solicitation and Expenses” in the proxy statement for a more complete description of my agreement with Acclaim, including the grant of options.

      On April 22, 2002, Mr. Peary purchased 1,000 shares at a price per share of $1.99.

Arrangements, Interests and Transactions

      Except as listed below, no participant is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of New Frontier, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

•	Response Telemedia adopted a phantom stock plan on December 17, 1999, pursuant to which the 877,000 shares of common stock owned by Response Telemedia may be awarded to key employees and consultants of Response Telemedia.

•	I am a party to an option agreement with New Frontier executed on January 7, 2000. The option is fully vested and currently exercisable for 25,000 shares of New Frontier common stock at the exercise price of $5.00 per share.

•	I have engaged Acclaim Financial Group Venture I LLC to provide strategic advisory services to me in connection with my equity ownership in New Frontier, pursuant to a letter agreement dated March 21, 2002. Pursuant to the letter agreement, Acclaim is providing me with advice regarding matters such as the identification and selection of director-nominees, the identification and retention of professional advisors, and the development and evaluation of strategies in connection with this proxy solicitation. Acclaim is not evaluating the feasibility of any extraordinary corporate transactions at this time. Please see “Proxy Solicitation and Expenses” in the proxy statement for a more complete description of my agreement with Acclaim.

      Neither a participant, an associate of any participant nor a person who is a party to any arrangement or understanding pursuant to which any of my director-nominees is proposed to be elected has any arrangement or understanding with any person with respect to future employment by New Frontier or its affiliates or with respect to any future transactions to which New Frontier or any of its affiliates will or may be a party.

      I have interests in the solicitation of proxies in support of the election of my director-nominees from either direct or indirect beneficial ownership of the common stock of New Frontier. As to my other director-nominees, I believe that directors should be compensated for their service, but that this compensation should be closely aligned with the interests of shareholders. Accordingly, if my director-nominees are elected, I intend to seek to adopt and obtain any required approval of a compensation plan for directors whereby each director (other than me) would receive a grant of options to acquire 300,000 shares of New Frontier common stock, at the then-current market price. I anticipate that these options would vest over a two-year period in equal quarterly installments, except that the options would vest as to 100,000 of the shares only if the price per share of New Frontier common stock were to exceed $5.00 for a period of 90 or more trading days, and as to another 100,000 of the shares only if the price per share of New Frontier common stock were to exceed $8.00 for a period of 90 or more trading days. Unless and until such a plan is adopted, I expect that my director-nominees will receive customary compensation from New Frontier in exchange for their services as directors, if elected.

      Currently, New Frontier’s directors and officers benefit from the maximum protection provided by Colorado law with respect to director and officer liability and indemnification. New Frontier also provides its directors and officers with indemnification insurance and indemnification agreements. Public corporations customarily provide such statutory protection, insurance and agreements to their directors and officers. Each of my director-nominees have indicated that their willingness to serve as directors is predicated on the assumption that these protections, insurance and agreements will be in place and available to them if they are elected.

      Except as described below, there has been no transaction or series of similar transactions since the beginning of New Frontier’s last completed fiscal year, and there is no currently proposed transaction or series of similar proposed transactions, to which New Frontier or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000 and in which any participant or any associate of any participant had, or will have, a direct or indirect material interest.

•	In connection with the acquisition, New Frontier and I entered into an employment agreement dated October 27, 1999 and subsequently amended, pursuant to which I was employed as Chairman of the Board of New Frontier’s Interactive Telecom Network subsidiary until May 28, 2002, when New Frontier purported to terminate this agreement. Under the employment agreement, I received an annual base salary of $200,000 for the fiscal year ending March 31, 2002, and was eligible to receive a discretionary bonus.

•	Interactive Telecom Network provided administrative and processing services to Response Telemedia, a company controlled by me. New Frontier recognized revenue of $109,297 during the fiscal year ended March 31, 2002 by charging fees to cover costs plus a processing fee of 3% of Response Telemedia’s credit card revenue processed. The relationship was terminated in November 2001.

Compensation of Certain Director-Nominees by New Frontier

      Except as described below, none of my director-nominees and no associate of any of my director-nominees has received any compensation from New Frontier as a director or executive officer of New Frontier.

      I currently serve as a director of New Frontier. In connection with the acquisition, I also was employed as Chairman of the Board of New Frontier’s Interactive Telecom Network subsidiary from October 27, 1999 until May 28, 2002, when New Frontier purported to terminate my employment relationship and service as a director of this subsidiary. My compensation for such services is set forth in the following information.

Summary Compensation Table

      The following table sets forth the annual compensation paid to me by New Frontier for the three fiscal years ended March 31, 2002, 2001 and 2000.

				Long-Term Compensation
				Awards

		Annual Compensation		Securities	All Other
	Fiscal			Underlying	Compensation
Name and Principal Position	Year	Salary($)	Bonus($)	Options(#)	($)

Edward J. Bonn	2002	$200,000	—	—	$4,056	(2)
Chairman of the Board of	2001	147,500	$150,500	200,000 (3)	10,182	(2)
Interactive Telecom	2000	156,665	—	25,000	3,306	(2)
Network, Inc. and
former President(1)

(1)	New Frontier purported to terminate my employment relationship and service as Chairman of the Board of Interactive Telecom Network, Inc. effective as of May 28, 2002.

(2)	Represents the amounts contributed to New Frontier’s 401(k) plan by New Frontier on behalf of me.

(3)	Subsequently canceled on June 25, 2001 prior to exercise.

Option/ SAR Grants During Fiscal Year Ended March 31, 2002

      No options or stock appreciation rights were granted to me during the fiscal year ended March 31, 2002.

Aggregated Option/ SAR Exercises and Fiscal Year-End Values

      The following table sets forth information with respect to me concerning the number of shares subject to unexercised stock options held by me as of the close of such fiscal year. I did not exercise any options during the fiscal year ended March 31, 2002 and do not hold any stock appreciation rights.

Number of Securities
	Shares		Underlying Unexercised		Value of Unexercised
	Acquired		Options at		In-the-Money Options
	on	Value	Fiscal Year End(#)		Fiscal Year End($)
	Exercise	Realized
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable

Edward J. Bonn	—	—	25,000	—	—	—

Employment Agreements

      New Frontier and I entered into an employment agreement dated October 27, 1999 and subsequently amended, pursuant to which I was employed as Chairman of the Board of New Frontier’s Interactive Telecom Network subsidiary until May 28, 2002, when New Frontier purported to terminate this agreement. Under the employment agreement, I received an annual base salary of $200,000 for the fiscal year ending March 31, 2002 and was eligible to receive a discretionary bonus.

Compensation Committee Interlocks and Insider Participation

      I served on the compensation committee of New Frontier’s board of directors from September 1999 until September 2001, and I served as President of New Frontier from approximately September 2000 until June 2001. I also was employed as Chairman of the Board of New Frontier’s Interactive Telecom Network subsidiary from October 27, 1999 until May 28, 2002, when New Frontier purported to terminate my employment relationship and service as a director of this subsidiary.

Additional Information About My Director-Nominees

      I am a director of New Frontier and was employed as Chairman of the Board of Interactive Telecom Network until May 28, 2002, when New Frontier purported to terminate my employment relationship and service as a director of this subsidiary. None of my director-nominees presently hold any positions with New Frontier.

      There is no arrangement or understanding between any of my director-nominees and any other person pursuant to which a director-nominee was selected as a director-nominee.

      There is no family relationship (within the meaning of the federal securities laws) between any of my director-nominees and (i) any other of my director-nominees or (ii) any director of New Frontier, executive officer of New Frontier or person nominated by New Frontier to become a director or executive officer.

      Except as listed below, none of my director-nominees (i) has any business relationship that is required to be disclosed by the federal proxy rules; (ii) has had any such relationship since the beginning of New Frontier’s most recently completed fiscal year; or (iii) has, since the beginning of New Frontier’s last completed fiscal year, been indebted to New Frontier or any of its subsidiaries in an amount that exceeds $60,000.

•	New Frontier entered into an office lease agreement, which is personally guaranteed by me and my wife. The amount of New Frontier’s obligations which we agreed to guaranty is approximately $1 million. As an inducement to me and my wife, we were granted a security interest in two domain names owned by New Frontier, with an original purchase price of approximately $1.6 million. I do not believe that these two domain names are material to New Frontier’s business because they are only two of approximately 2,000 domain names I believe to be owned by New Frontier, and these two domain names are not the primary domain names marketed by New Frontier.

      No participant in my solicitation has been convicted, in the last 10 years, in any criminal proceeding (other than traffic violations or misdemeanors).

      I have been named, among others, as a defendant in a lawsuit filed by New Frontier in the California Superior Court for Los Angeles County on May 28, 2002. The complaint alleges material misrepresentations or omissions in connection with the sale of Interactive Gallery, Interactive Telecom Network and Card Transactions to New Frontier on October 27, 1999. The complaint further alleges breaches of fiduciary duties with respect to the performance of my duties with New Frontier. Among other things, New Frontier requests the court to impose equitable remedies such as rescission of the October 27, 1999 purchase transactions as well as monetary damages. In June 2002, I filed an answer denying the allegations contained in the complaint. I believe New Frontier’s claims to be baseless and without merit, and I intend to defend against them vigorously.

      On May 29, 2002, BEF, LLC, a Delaware limited liability company of which I am the sole manager, filed a complaint against New Frontier in the Colorado District Court for Boulder County. Through BEF, as the record owner of a significant number of the shares of New Frontier common stock which I beneficially own, I requested declaratory judgment and an injunction compelling New Frontier to call a special meeting of shareholders pursuant to my repeated requests for such a meeting. On June 13, 2002, the Court issued an order directing, among other things, that New Frontier notice the annual meeting to be held on August 20, 2002, that the first order of business at the annual meeting shall be the election of the board of directors, that BEF, LLC is entitled to nominate and present for vote its slate of director-nominees, that the annual meeting actually be held on August 20, 2002, and that neither the time nor agenda of the annual meeting may be changed by New Frontier without prior order of the Court upon a showing of good cause. Other than as set forth in this and the preceding paragraph, to my knowledge there is, and has been, no legal or other proceeding involving any director-nominee that is required to be disclosed under the federal proxy rules.

Section 16(a) Beneficial Ownership Reporting Compliance

      None of my director-nominees has failed to file reports related to New Frontier that are required by Section 16(a) of the Securities Exchange Act of 1934, as amended, except that I inadvertently neglected to timely file a Form 4 reporting a disposition of shares owned by Response Telemedia in January 2002.

ANNEX B

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT OF NEW FRONTIER

      The following table sets forth certain information as to the number and percentage of shares of outstanding common stock owned by each person owning at least 5% of New Frontier’s common stock, each executive officer and director owning stock, each director-nominee of New Frontier, and all officers and directors as a group. Except for information with respect to me, BEF, LLC and S.A.C. Capital Associates, LLC and its affiliates, the following information is based solely upon the preliminary proxy statement filed by New Frontier with the Securities and Exchange Commission on June 13, 2002.

      Unless otherwise indicated, the persons named below have sole voting and dispositive power over the shares shown as owned by them. The number of shares beneficially owned includes stock options and warrants that are exercisable within 60 days. Share ownership by greater than 5% holders is based upon Scheduled 13G and Schedule 13D filings, which reflect ownership as of the time of filing.

	Shares		Percentage
	Beneficially		Beneficially
Name of Beneficial Owner	Owned		Owned

Mark H. Kreloff	1,719,023	(1)	8%
7007 Winchester Circle, Suite 200
Boulder, Colorado 80301
Michael Weiner	1,073,116	(2)	5%
7007 Winchester Circle, Suite 200
Boulder, Colorado 80301
Koung Y. Wong	108,500	(3)	1%
168 Beacon Street
South San Francisco, California 94080
Alan Isaacman	125,400	(4)	1%
8484 Wilshire Boulevard, Suite 850
Beverly Hills, California 90211
Hiram J. Woo	—	(5)	*
7007 Winchester Circle, Suite 200
Boulder, Colorado 80301
Melissa Hubbard	8,000		*
7007 Winchester Circle, Suite 200
Boulder, Colorado 80301
Dr. Skender Fani	49,000		*
7007 Winchester Circle, Suite 200
Boulder, Colorado 80301
Karyn Miller	126,500	(6)	*
7007 Winchester Circle, Suite 200
Boulder, Colorado 80301
Ken Boenish	65,666	(7)	*
7007 Winchester Circle, Suite 200
Boulder, Colorado 80301
Scott Schalin	98,083	(8)	*
22310 Burbank Boulevard
Woodland Hills, California 91367
Edward J. Bonn	4,073,473	(9)	19.2%
15303 Ventura Boulevard
Sherman Oaks, California 91403

	Shares		Percentage
	Beneficially		Beneficially
Name of Beneficial Owner	Owned		Owned

Bradley A. Weber	1,471,722	(10)	7%
15303 Ventura Boulevard, Suite 800
Sherman Oaks, California 91403
S.A.C. Capital Associates, LLC and its affiliates	1,939,297	(11)	9%
777 Long Ridge Road
Stamford, Connecticut 06902
BEF, LLC(12)	3,375,000		15.9%
All directors and executive officers as a group (7 persons)(13)	3,217,805		14%

*	Represents beneficial ownership of less than one percent.

(1)	Includes the right to acquire 644,000 shares of common stock within 60 days upon the exercise of employee stock options and warrants.

(2)	Includes the right to acquire 665,000 shares of common stock within 60 days upon the exercise of employee stock options.

(3)	Includes the right to acquire 50,000 shares of common stock within 60 days upon the exercise of employee stock options.

(4)	Includes the right to acquire 125,000 shares of common stock within 60 days upon the exercise of employee stock options.

(5)	Excludes the right to acquire 125,000 shares of common stock, which options are not presently exercisable.

(6)	Includes the right to acquire 121,500 shares of common stock within 60 days upon the exercise of employee stock options and warrants.

(7)	Includes the right to acquire 64,666 shares of common stock within 60 days upon the exercise of employee stock options and warrants.

(8)	Includes the right to acquire 58,083 shares of common stock within 60 days upon the exercise of employee stock options.

(9)	Includes (a) 25,000 shares subject to currently exercisable and vested stock options, (b) 620,500 shares held by Response Telemedia, (c) 3,375,000 shares held by BEF and (d) 350,000 shares subject to options granted by me to Acclaim Financial Group Venture I LLC. I control and am the President of Response Telemedia. I also control and am the sole manager of BEF. The members of BEF are the EJB Trust and the Palmer Trust. Both trusts are for the benefit of me and my heirs.

(10)	Includes the right to acquire 125,000 shares of common stock within 60 days upon the exercise of employee stock options.

(11)	According to Amendment No. 2 to Schedule 13G filed on February 13, 2002, these shares of common stock are held by S.A.C. Capital Associates, LLC. Pursuant to certain investment agreements, S.A.C. Capital Advisors, LLC and S.A.C. Capital Management LLC share all investment and voting power with respect to these shares of common stock and each may be deemed to be the beneficial owner of such shares. Steven A. Cohen is the President and Chief Executive Officer of S.A.C. Capital Advisors, the managing member of which is a corporation wholly owned by Mr. Cohen, and he is the owner, directly and through a wholly owned subsidiary, of 100% of the membership interests of S.A.C. Capital Management. Mr. Cohen may be deemed to be the beneficial owner of such shares. He disclaims beneficial ownership of the shares held by S.A.C. Capital Associates and its affiliates.

(12)	I control and am the sole manager of BEF. The members of BEF are the EJB Trust and the Palmer Trust. Both trusts are for the benefit of me and my heirs.

(13)	This information, which is based solely upon the preliminary proxy statement filed by New Frontier with the Securities and Exchange Commission on June 13, 2002, appears to be incorrect, as the remainder of New Frontier’s beneficial ownership table, and other information contained in New Frontier’s preliminary proxy statement, indicates that the company has more than seven directors and executive officers.

Subject to completion, dated June 27, 2002.

PROXY

GOLD PROXY CARD

NEW FRONTIER MEDIA, INC.

PROXY FOR THE ANNUAL MEETING OF SHAREHOLDERS

AUGUST 20, 2002 AT 10:00 A.M. MOUNTAIN STANDARD TIME

THIS PROXY IS SOLICITED BY EDWARD J. BONN AND
NOT BY THE BOARD OF DIRECTORS OF NEW FRONTIER MEDIA, INC.

     The undersigned shareholder of New Frontier Media, Inc. revokes all previous proxies and appoints Peter G. Koclanes as attorney and proxy with power of substitution and revocation, to represent the undersigned at the annual meeting of shareholders of New Frontier Media, Inc. to be held on August 20, 2002, and at any adjournment, postponement or rescheduling thereof, with authority to vote all shares held or owned by the undersigned in accordance with the directions indicated herein.

     This proxy, when properly executed, will cause your shares to be voted as you direct. If you return this proxy, properly executed, without specifying a choice, your shares will be voted in accordance with the proxy holder's independent business judgment.

SEE REVERSE SIDE	CONTINUED AND TO BE SIGNED ON REVERSE SIDE	SEE REVERSE SIDE

EDWARD J. BONN
RECOMMENDS A VOTE “FOR” THE ELECTION OF THE NOMINEES LISTED BELOW

1.	Election of Directors.

NOMINEES: Edward J. Bonn, John B. Burns III, Carlton R. Jennings, Gerard A. Maglio, Stephen Peary, Jerry Rubinstein and
Bernard Stolar.

[ ]	FOR all nominees	[ ]	WITHHOLD AUTHORITY to vote for all nominees	[ ]	FOR all nominees, except vote withheld from the following nominee(s):

2.	Ratification of the selection of Grant Thornton LLP as New Frontier's independent auditors for the fiscal year ending March 31, 2003.

[ ]	FOR	[ ]	AGAINST	[ ]	ABSTAIN

3.	Discretionary Authority. To grant the proxy discretionary authority with respect to other matters that may come before the annual meeting:

[ ] GRANT	[ ] WITHHOLD

This Proxy, when properly executed, will be voted as specified. If no specification is made, this Proxy will be voted in accordance with the proxy holder's independent business judgment.

              Unless you withhold discretionary authority pursuant to item no. 3 above, the proxy will vote your shares in accordance with its discretion on matters not described in this proxy statement that may arise at the annual meeting, other than any matters as to which the rules promulgated by the Securities and Exchange Commission or any applicable state law do not permit discretionary voting.

Sign:	Date: , 2002	Sign:	Date: , 2002

Title:		Title:

Please sign exactly as your name appears. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or other authorized officer. If a partnership, please sign in partnership name by authorized person. The signer hereby revokes all proxies previously given by the signer to vote at the annual meeting of shareholders of New Frontier Media, Inc. to be held on August 20, 2002, and any adjournment, postponement or rescheduling thereof.